

Neurosom, Inc.

Form C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the Form C-AR) is being furnished by Neurosom Inc., a Delaware Corporation (the Company, as well as references to we,   us, or our) for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (SEC).

Financial Period Ending
December 31, 2024

TABLE OF CONTENTS

About this Form C-AR

About this Form C-AR

You should rely only on the information contained in this Form C-AR. Y.le have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Company	Neurosom, Inc.
Co-issuer	Neurosom SPV, LLC
Address	440 E. Broadway Suite 200 Eugene, Oregon 97401
Website	https://www.neurosom.net
Number of Employees	6
Chief Executive Officer	Viral Sheth
Form of Organization	Corporation
State of Jurisdiction	Delaware
Date of Incorporation	July 1, 2021
Fiscal Year End	December 31

Placement Agent	Alira Health Transaction Services, LLC
Offering website	https://invest.redcrow.com/offerings/50192

The Company has certified that all of the following statements are true for the Company:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- Is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has not failed to file with the SEC or provide to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- Has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the Offering statement, or (ii) under the authorization of Rule 206;

The Company – Neurosom, Inc.

Business Summary

Neurosom, Inc. was incorporated in Delaware on July 1, 2021. The Company was established to develop medical devices and therapeutic protocols for improving sleep through both psychological training and electrical neuromodulation of the brain. The Company's principal offices are located at 440 E. Broadway Suite 200 Eugene, Oregon 97401.

OVERVIEW OF THE COMPANY'S BUSINESS

The Company is a neurotechnology business pioneering a new approach to dementia risk reduction by restoring one of the brain's most crtical and modifiable functions: deep sleep (N3). Our wearable system, the Sleep WISP™, delivers personalized, AI-driven neuromodulation therapy to enhance deep sleep – supporting glymphatic clearance, memory consolidation, and emotional balance in the aging brain. This is also referred to as "Neurosom Sleep Therapy" or NST.

The Sleep WISP is powered by Neurosom's FDA-cleared sleep staging AI (NEAT), using real-time AI classification of the EEG sleep stage to deliver gentle electrical stimulation at the optimal time – extending deep (N3) sleep and supporting brain health. Development of the Sleep WISP system has been supported by several peer-reviewed U.S. federal grants, including from Department of Defense (DoD) and the National Institute on Aging (NIA).

We are currently conducting a multi-center, Phase 2 clinical trial in individuals over the age of 50 diagnosed with Mild Cognitive Impairment (MCI) – a condition that often precedes dementia. By enhancing the length of deep (stage N3) sleep, the Sleep WISP thereby enhances the clearance of neurotoxins (Amyloid Beta and Tau proteins) that are excreted primarily during this stage of sleep.

Cognitive decline affects over 10 million people in the US alone, and is rising rapidly with the aging population. Neurosom aims to produce the first therapeutic device to intervene at the root of cognitive aging – deep sleep architecture. No currently approved treatments restore N3 sleep or actively reduce dementia risk through glymphatic enhancement.

The technologies used in the NST protocol include the following components (known together as the "Neurosom Sleep System"):

- the Sleep Wireless Interface Sensor Pod Headband ("Sleep WISP Headband"): a device which first measures the electrical fields created by the brain of the wearer and then applies small, painless electrical currents to facilitate sleep onset and extend and enhance deep sleep in the wearer; this device is worn by the user and can be connected to a tablet device, where a user may view training materials and updates on the progress of the NST protocol;

- the Wireless Interface Sensor Pod Nanocomputer ("WISP Nanocomputer"): a nanocomputer device which can dock with the Sleep WISP Headband and connects to the Company's sleep-cloud network; the WISP Nanocomputer uploads data recorded through use of the Sleep WISP Headband for ongoing analysis of sleep progress and safety, and allows a physician to monitor the user's progress through graphical displays of the user's sleep quality; and,

- the Neurosom EEG Assessment Technology Software ("NEAT Software"): this software program uses machine learning to analyze measurements recorded by the Sleep WISP Headband and calculates the transcranial electrical stimulation ("TES") to be deployed by the Sleep WISP Headband.

The NST protocol can be summarized as a three-part process: (i) the user's brain waves are automatically monitored during the user's sleep; (ii) detection and quantification of each stage of sleep occurs via machine learning; and (iii) synchronizing TES currents are applied once the appropriate stage of sleep is detected. Furthermore, sleep-state detection continues throughout the night, so that the duration of each stage of sleep and the overall quality of sleep can be characterized for review by a physician. The Company believes that the NST protocol represents among the first personalized and ongoing methods of treating insomnia and cognitive decline in individuals.

The Company's product development is conducted under a proprietary quality management system ("QMS").

MARKETING STRATEGY

The Company intends utilize the MedTech-as-a-Service model ("MTaaS") in marketing its NST protocol. The MTaaS sales model allows the Company to bundle capital equipment sales, ongoing evaluations, strategic TES treatments, equipment maintenance, and customer support into a subscription service paid periodically by customers. The Company believes this model will provide a steady revenue stream and allow the Company to grow its operations quickly.

The Company intends to partner with key opinion leaders and researchers in the field of insomnia to build support for the Company's NST protocol; the Company will focus on partnering with sleep clinics and physicians who treat insomnia, as well as hospitals in general. Management of the Company has pre-existing, long-term relationships and associations with leading physicians in the sleep field, including collaborating with Dr. Miranda Lim M.D, Ph.D, associate professor of neurology at the Oregon Health &

Science University and Dr. Ruth Benca M.D, Ph.D. of Wake Forest University, Dr. Asura Buckley, NIMH Sleep Disorders and Neurodevelopmental Consult Service, Dr. Phyllis Zee, Chief of Sleep Medicine, Northwestern University, and Dr. Marjana Maletic-Savati, Professor of Pediatric Neurology at Baylor College of Medicine. The Company believes the support of these key opinion leaders will help build support and awareness for the Company's NST protocol, not only in prestigious medical institutions, but across the United States.

The Company will also use a similar approach to market its NST protocol in the context of treating cognitive decline. Currently, the Company's technology is involved in a clinical trial to improve mild cognitive impairment. The Company anticipates that this research will allow the Company's NST protocol to reach and gain acceptance among the medical community.

While the Company's NST protocol has received attention from prominent media outlets like Oregon Public Broadcasting and the Washington Post, the Company believes that widespread acceptance of the NST protocol will depend on adoption and recommendation by primary care physicians, social media, and media in general.

MARKET INFORMATION

According to the National Institutes of Health ("NIH"), in the United States alone, more than 70 million people experience insomnia, while an estimated 247 million people experience insomnia globally.

AFFILIATE COMPANY

The Brain Electrophysiology Laboratory Company, LLC ("BEL") is an affiliate of the Company, meaning that both BEL and the Company share common control. BEL is a neuroscience technology company dedicated to advancing the study and understanding of the human brain. The Company's management dedicate time to both the Company and BEL and share comparable management roles within BEL.

The Company licenses its technologies from BEL; in exchange for its technology licenses, the Company pays to BEL a license fee in the form of a 10% royalty on the sales revenue of the Company's products and services and has previously issued to BEL 500,000 shares of the Company's Class A common stock.

INTELLECTUAL PROPERTY

The Company licenses three patents, registered with the United States Patent and Trademark Office ("USPTO"), from BEL: (i) U.S. Patent No.10,610,121 B1 – Method for desynchronizing pathological neural oscillations; (ii) U.S. Patent No. 11,045,131 B1 – Truncated icosahedral neural sensor net and modular elements therefor; and (iii) U.S. Patent No. 11,724,099 B1 – Semi-Dry Electrode for a Neural Sensor Net. The Company is pursuing patent protections and/or licenses for additional technologies.

Additionally, affiliate BEL has registered the trademark with the USPTO for the standard character mark "Neurosom."

Regulatory Approval

The Company will seek 510(k) or De Novo approval from the United States Food and Drug Administration ("FDA") for its Sleep WISP technology.

CLINICAL TRIALS

There are two funded clinical trials are currently underway to measure the efficacy of the Company's NST protocol: a trial for the treatment of Mild Cognitive Impairment at NIH and a Department of Defense-backed ("DoD") trial for improving operational readiness in military personnel with the United States Army. These trials have not yet been completed, and the Company expects initial results from these studies to be published in 2024.

The Company has additional plans for an NIH trial to gauge the efficacy of treating Alzheimer's Disease with the Company's Sleep WISP. This trial is currently unfunded.

Competition

The Company has identified the following companies as developing products and/or services which may compete with the Company's products:

- Fisher-Wallace

- Phillips

- StimScience

The Company believes it can be distinguished from its competitors by the robust features of the Neurosom Sleep System as well as the NST protocol's stage in the development pipeline. The Neurosom Sleep System is currently the only product to use personalized treatment and TES stimulation to address insomnia and deep sleep issues, and it is unique in being capable of providing at-home or in-clinic sleep assessments. Furthermore, clinical studies of the NST protocol have already commenced. Moreover, the Company's management consists of individuals with decades of scientific expertise in localizing electrical fields and sleep patterns in individual brain anatomy, which the Company believes will lead to greater product innovation and disruption.

Director and Officers of the Company

At present, Don M. Tucker is the Founder, Chairman and Senior Scientist of the Company and sole member of the Company's board of directors (the "Board of Directors"). Information about Mr. Tucker and the Company's additional executive officers (the "Officers") is listed below:

Biographical Information

Don M. Tucker

Don M. Tucker is the Chairman and Senior Scientist of Neurosom, Inc. He is also the Senior Scientist and CEO of the affiliate company BEL. Dr. Tucker is Emeritus Professor of Psychology at the University of Oregon, where he was Director of the Neuroinformatics Center and was appointed as the first University of Oregon Fellow to the National Academy of Inventors. He has over 400 scientific publications. His books include *Mind From Body* (2007), *Cognition and Neural Development* (2012) with Phan Luu, *Out of the Cave: A Natural Philosophy of Mind and Knowing* (2021) with Mark Johnson, and *Turning Left or Right: The Fragile Sanity of Nations* (2024). Dr. Tucker earned his Ph.D. in Clinical Psychology from Pennsylvania State University.

VIRAL SHETH

Viral Sheth is the Chief Executive Officer of Neurosom, Inc. Viral brings 20 years of global experience in Sales, Business Development and Strategy in the medical device industry. In his previous role at Philips Neuro, he led the commercial team in Europe, ME, Australia and the Indian subcontinent. He has been instrumental in the adoption of novel neurodiagnostic and neuromodulation technologies across many KOL sites around the world. Overall, he is passionate about corporate entrepreneurship and building value-based campaigns, backed up with scientific evidence.

PHAN LUU, PHD

Phan Luu is the Chief Scientist at Neurosom and the Brain Electrophysiology Laboratory Company, LLC. Previously, he was Head of Research at Phillips Neuro and Chief Technology Officer at Electrical Geodesics, Inc. He is an active scientist with extensive publications in both basic science as well as technology-related topics. He is an inventor on multiple patents. Over the course of his career, he has directed science, software-hardware engineering, quality system and regulatory clearance teams. Phan Luu earned his Ph.D. in Psychology from the University of Oregon.

ROMA SHUSTERMAN

Dr. Roma Shusterman serves as the Chief Technology Officer ("CTO") of Neurosom. He has a diverse background in physics, neuroscience research & development, medical devices, and neuromodulation. Additionally, he holds the same position at BEL. Dr. Shusterman's expertise and leadership have been recognized with numerous awards, including the prestigious 40 under 40 in the Israeli Business World honor. Dr. Shusterman earned his Ph.D. in Physics from Ben-Gurion University of the Negev, in Beersheba, Israel.

Principal Security Holders of the Company

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
Don M. Tucker	7,940,000 Shares of Class A common stock	79.44%	79.44%

Capitalization and Ownership

CAPITALIZATION

The Company sold 223, 250 Class B common stock non voting shares through the CF Crowdfunding raise ending Dec. 31st, 2024. The co-issuer was Neurosom, SPV, LLC and the placement agent was Alira Health Transaction Services, LLC.

Shares of the Company

VOTING RIGHTS

The shares of Class B common stock have no voting rights.

RESTRICTIONS ON TRANSFER OF THE COMPANY'S SHARES

The Board of Directors must approve of any transfer of Shares to a third party prior to such transfer. The Company shall have a right of first refusal for the first thirty (30) days after receipt of a notice of transfer of Shares.

OUTSTANDING SECURITIES OF THE COMPANY

As of the date of this Form C-AR, there exist only two classes of securities: shares of Class A common stock, which hold one vote per share, and Shares of Class B common stock, which are non-voting. The Company has authorized 15,000,000 shares of Class A common stock, of which 9,000,000 are issued and outstanding. The Company has authorized 5,000,000 Shares of Class B common stock, of which none are issued and outstanding.

COMPARISON OF THE CLASSES OF THE COMPANY'S STOCK

The shares of Class A common stock carry with them the right to vote at all meetings of stockholders or written actions in lieu of stockholder meetings, while the Shares of Class B common stock do not carry such voting rights. The Shares of Class B common stock carry conversion rights which, in limited circumstances, allow for the Shares of Class B common stock to be converted into shares of Class A common stock.

Valuation of Securities Being Offered

VALUATION DETAILS

The Company bases its pre-money valuation on its licensing of technologies related to sleep assessment and treatment. The Units of membership interest of the SPV have arbitrarily been priced at one dollar ($1.00).

Other Exempt Offerings

On June 1, 2021, the Company issued 8,500,000 shares of Class A common stock to Don M. Tucker, the Board of Directors and Senior Scientist, in connection with his founding of the Company. Mr. Tucker contributed $850.00 in exchange for these founder's shares of common stock. The Company used this capital to fund its initial start-up costs. Furthermore, also on July 1, 2021, the Company issued 500,000 shares of Class A common stock to affiliate BEL, in exchange for licenses to BEL's intellectual property. The Company relied on the exemption from registration found within Section 4(a)(2) for the issuance of these shares of common stock.

Use of Proceeds

The Company intends to use the proceeds raised through the Offering (the "Proceeds") as described below; however, the Company retains broad discretion over the allocation of the Proceeds raised, and the actual use of the Proceeds may vary significantly compared to the description in this section.

	IF TARGET OFFERING AMOUNT REACHED		
	$	%	
Total Proceeds	100,000.00	100	
Intermediary Fees*	7,000.00	7	
Clinical Trial for Insomnia	74,400.00	74.4	
Product Improvement/Readiness	0.00	0	
Regulatory Preparations	0.00	0	
General & Administrative Costs	18,600.00	18.6	
Total Use of Net Proceeds	100,000.00	100	

CLINICAL TRIAL FOR INSOMNIA

A portion of the Proceeds raised through this Offering will be dedicated to the startup phase of the clinical trial for insomnia, including preparation and manufacture of the Sleep WISP systems for the trial, pilot studies to determine the response of insomnia patients to the Sleep WISP therapy protocol, expert consultation by research sleep physicians, and initial piloting to determine if methods such as Good

Sleep Practices (from Cognitive Behavior Therapy for Insomnia) will be needed to assure that patients with insomnia can fall asleep quickly enough that WISP sleep therapy is effective.

PRODUCT IMPROVEMENT/READINESS

A portion of the Proceeds raised through this Offering will be allocated to product design testing to assure that the Sleep WISP design is robust for multiple nights of sleep recording and therapy during the clinical trial.

REGULATORY PREPARATIONS

A portion of the Proceeds raised through this Offering will be spent on a pre-submission meeting with the FDA to gain their input on whether the proposed clinical trial for insomnia is likely to be adequate for 510(k) clearance.

GENERAL AND ADMINISTRATIVE COSTS

A portion of the Proceeds raised through this Offering will allow the Company to establish basic accounting and management for the purposes of administering clinical trials.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company has entered into an agreement with Alira Health, a FINRA-compliant, regulated broker-dealer, to conduct the Offering. Securities will be delivered via electronic transmission.

Risk Factors

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities – and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the Company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact the Company's financial performance.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to conduct its ordinary business operations. The Company's vendors may experience unexpected financial difficulties, given unemployment rates and illness amongst employees, and thus default on or delay their contractual obligations which in turn would impact the Company's ability to meet its obligations.

Industry Risk Factors

FAILURE TO PROTECT INTELLECTUAL PROPERTY RIGHTS

If the Company fails to adequately protect its proprietary intellectual property rights, the Company's competitive position could be impaired and it may lose valuable assets, generate less revenue, and incur costly litigation to protect its rights.

The Company's success is dependent, in part, upon protecting the Company's proprietary technology. The Company may file for patent protection of its technologies in the future, but there is no assurance that any patents ultimately will be issued. The Company may seek copyrights, trademarks, and service marks to protect its branding assets. The Company may rely on trade secret laws and contractual provisions to establish and protect the Company's proprietary rights. However, the steps the Company takes to protect its intellectual property may be inadequate. Any patents issued in the future may not provide the Company with competitive advantages; parents may be successfully challenged by third parties in the future. Any of the Company's patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through litigation or other processes. There can be no guarantee that others will not develop similar products, duplicate any of the Company's products, or design around the Company's patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite the Company's precautions, it may be possible for unauthorized third parties to copy the Company's products and use information that the Company regards as proprietary to create products and services that compete with those of the Company. Failure to adequately protect the Company's intellectual property could harm the Company's brand, devalue the Company's proprietary content, and affect the Company's ability to compete in the marketplace, which could have a material adverse effect on the Company's business, financial condition or results of operations.

FAILURE TO STAY COMPETITIVE

The markets in which the Company participates are competitive, and if the Company does not compete effectively, the Company's operating results could be harmed. The Company believes that the market for its products will continue to grow and that the growth of the market could prompt other companies to develop and market products such as those offered by the Company. The Company expects that its competitors may range from start-up organizations to larger, incumbent institutions that internally develop products that compete with the Company's products directly or that could be superior to those of the Company in certain respects.

The Company expects that many of its potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than the Company. These competitors may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, the Company may not be able to compete successfully against the Company's future competitors, which may harm the Company's business, operating results, and financial condition.

DEPENDENCE ON STRATEGIC PARTNERSHIPS

The Company's growth will depend, in part, on the Company's entry into strategic partnerships with medical professionals and other medical service providers. One of the Company's primary growth strategies is to enter into partnerships with medical professionals and service providers. The Company may face competition for such strategic partnerships; medical professionals and service providers may favor the Company's competitors' products or services over those offered by the Company. If the Company is unsuccessful in establishing relationships with strategic partners, the Company may not grow as quickly as expected or at all, and the Company's business and results of operations may suffer.

Company Risks Factors

LIMITED OPERATING HISTORY

The Company was incorporated in 2021 and has a limited operating history. Because of this limited operating history, it is difficult to assess the Company's performance over time and future prospects.

THERE ARE SPECIAL RISKS RELATED TO MEDICAL DEVICE COMPANIES

The risks of this investment stem from the typical challenges of starting a new medical device business, including present lack of medical clearance, risks that the clinical trials will fail, and the challenges of bringing a novel technology to medical acceptance and reimbursement in light of the competition now and likely soon in the market.

FAILURE TO SCALE BUSINESS

The Company may not be able to scale its business efficiently and quickly, and the Company's operating results could be harmed.

FAILURE TO ACHIEVE REGULATORY GOALS

Although the Company plans to seek Breakthrough Device Designation from the FDA for treating insomnia, this will depend on a successful FDA monitored clinical trial. Furthermore, it remains unclear in light of recent government policy changes how FDA Breakthrough Device Designation will provide a path to Center for Medicaid Services reimbursement. The Company's business model can lead to considerable revenues from patient payment prior to insurance reimbursement, yet addressing the largest market requires obtaining reimbursement.

FAILURE TO ACHIEVE CLINICAL TRIAL GOALS

The Company has two clinical trials and one planned clinical trial underway to further assess the effectiveness of its NST protocol. There is a risk that the data from these trials may not be favorable, which could potentially affect the Company's financial performance.

FAILURE TO EXPAND SALES AND MARKETING

Failure to effectively develop and expand the Company's sales and marketing capabilities could harm the Company's ability to increase its customer base and achieve broader market acceptance of the Company's products.

KEY PERSONNEL

The Company is dependent on its key personnel. If anything catastrophic were to happen to the Company's key personnel, the future of the Company may be negatively impacted. The Company's success depends on the experience and skill of the Board of Directors, its executive Officers, and key employees. To be successful, the Company needs people to run its day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. Furthermore, the Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. The Company expects to face intense competition for highly skilled personnel.

As with any new company, sourcing qualified personnel could be challenging. While the Company can rely upon its management, the Company's development depends on successful recruitment of dedicated personnel. Recruitment and retention of top talent in the neuroscience medical device space can be challenging, as it is in other key technology sectors, such as software, hardware engineering, and machine learning.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competition may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

Although the intellectual property of the Company is unique and protected by patents, there are several other companies with neuromodulation capabilities, and others with therapeutic methods applied to sleep, such that competition can be expected, and the Company's durable competitive advantage will depend on speed to market, speed to regulatory clearance, quality of product and service, and patent protection.

LEGAL

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

FUTURE FINANCING

The Company intends to raise additional capital through sales of its securities in the future. Issuing additional equity may require bringing on more investors and securing more investors could require pricing the Company's equity below its current price. In addition, your overall ownership percentage may decrease with the addition of more investors. If so, your investment could lose value as a result of such dilution.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if the Company needs to raise more equity capital from the sale of its common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share (or SPV Unit).

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of the Company's management team with respect to the application and allocation of the Proceeds of this Offering. The use of Proceeds described herein is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to reallocate portions of the net Proceeds reserved for one category to another and will have broad discretion in doing so.

PROJECTIONS: FORWARD-LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of the Company's operations and will not have been reviewed by the Company's independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

MINORITY HOLDERS: SECURITIES WITH NO VOTING RIGHTS

The Units offered through this Offering do not carry voting rights in the Company. By purchasing Units, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after the creditors of the Company have been paid. Moreover, investors in this Offering may have fewer rights than those of other investors and will have limited influence on the business decisions made by the management of the Company.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once the Target Offering Amount for this Offering has been met, the Company may request that the Intermediary instruct the escrow agent to disburse Offering Proceeds to the Company. At that point,

TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

Intellectual property law is complex and outcomes can be uncertain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the Company's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

COPYRIGHT LITIGATION

Trademark and copyright litigation can be extremely expensive. Even if the Company believes that a competitor is infringing on one or more of the Company's trademarks or copyrights, the Company might choose not to file suit because of a lack of funds devoted to successfully prosecuting a multi-year litigation with an uncertain outcome; or because the Company may believe that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing the Company's ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form

C-AR. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute the Company's business plan, and the Company's continued operations could be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and may impact its forecasted need for capital.

POSSIBLE DILUTION

The majority shareholder and sole director of the Company may issue additional shares to himself without an associated capital contribution, which would dilute the ownership of the SPV and decrease SPV Unit value.

RISKS RELATED TO MINORITY OWNERSHIP FACTORS

Investors in this Offering will not have any input on decisions made by the Board of Directors and/or the principal stockholders. Investors in this offering may have less rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as corporate reorganization, merger, acquisition, additional issuances of securities, and stock repurchases, may disproportionately affect minority shareholders or unitholders. The effects may include the dilution of the value of Units, and the loss of certain rights.

In addition to the risks listed above, risks and uncertainties not presently known, or which the Company consider immaterial as of the date of this Form C-AR, may also have an adverse effect on the Company's business and result in the total loss of your investment.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this Form C-AR or to reflect the occurrence of any unanticipated events.

Operating History

The Company was incorporated in Delaware in 2021, is pre-revenue, and has a limited operational history.

Current Condition and Historical Results

PRE-RAISE LIQUIDITY

The Company is pre-revenue and is in the development and testing phase of its product lifecycle. The Company anticipates that sales will begin of its products after additional research and development has been conducted.

Up to the date of this Form C-AR, the Company has been funded by Founder, Chairman and Senior Scientist Don M. Tucker and through federal grants.

POST-RAISE LIQUIDITY, CAPITAL RESOURCES, AND DEPENDENCE ON THE OFFERING

The Company will rely upon the Proceeds raised through this Offering to further advance its research and development goals. The Company intends to conduct additional capital raises in the future to fund ongoing preparation of its products for regulatory approval and market readiness.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2024)	PRIOR FISCAL YEAR-END (2023)
Total Assets:	—	—
Cash & Cash Equivalents:	—	—
Accounts Receivable:	—	—
Short-term Debt:	—	—
Long-term Debt:	—	—
Revenues/Sales:	—	—
Cost of Goods Sold:	—	—
Taxes Paid:	—	—
Net Income:	—	—

See Appendix 1 – Financial Statements of the Company for more information.

Outstanding Indebtedness

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and pro-jections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Involvement in Legal and Regulatory Proceedings

The Company is not involved in any ongoing legal or regulatory proceedings.

Other Material Information

NOT SUBJECT TO DISQUALIFICATION

Neither the Company nor its management are subject to the disqualification provisions of Rule 503(a) of Regulation Crowdfunding. Furthermore, neither the Company nor its management have any events to disclose under Rule 201(u) of Regulation Crowdfunding.

SPECIAL-PURPOSE VEHICLE – NEUROSOM SPV, LLC

Instead of selling its securities directly to investors, the Company has opted to utilize a special-purpose vehicle, Neurosom SPV, LLC, to issue securities. This allows investors to achieve the same economic exposure, voting power, and rights under state and federal law as if they had invested directly in the Company. The SPV is a co-issuer with the Company for this Offering, and the Chief Executive Officer of the Company will serve as the SPV Director. The SPV has been specifically organized and operated for the sole purpose of acquiring, holding, and disposing of the Company's securities. It will not borrow money and all Proceeds from its securities sold will be used solely to purchase a single class of the Company's securities. This means that investors in the SPV will have an identical relationship to the Company's securities as those who invest directly. This arrangement does not result in any additional fees for investors.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

s/Viral Sheth

Viral Sheth

CEO and Founder of Neurosom, Inc.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

s/ Don M. Tucker

Don M. Tucker

Director of Neurosom SPV, LLC.

Appendix 1 – Financial Statements of the Company



Neurosom, Inc. (the "Company") a Delaware Corporation

NEUROSOM, INC.
STATEMENT OF OPERATIONS

	For the Years Ended	
	December 31, 2024	December 31, 2023
Revenues:		
Income	$ -	$ -
Total Revenues	$ -	$ -
Cost of Sales		
Cost of Sales	$ -	$ -
Total Cost of Sales	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses:		
Selling, General and Administrative	-	-
Total Operating Expenses	$ -	$ -
Loss from Continuing Operations Before Income Taxes	$ -	$ -
Net Loss	$ -	$ -

NEUROSOM, INC.
BALANCE SHEET (AUDITED)

	December 31, 2023	December 31, 2022
Assets		
Total Assets	$ -	$ -
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Total Liabilities	$ -	$ -
Stockholders' Equity (Deficit)		
Common Stock, Voting, $0.0001 Par Value - 10,000,000 Shares Authorized, 9,000,000,Shares Issued and Outstanding as of December 31, 2023 and 2022	$ -	$ -
Additional Paid-In Capital	-	-
Accumulated Deficit	-	-
Total Stockholders' Equity (Deficit)	$ -	$ -
Total Liabilities and Stockholders' Equity (Deficit)	$ -	$ -

NEUROSOM, INC.
STATEMENT OF OPERATIONS

	For the Years Ended	
	December 31, 2024	December 31, 2023
Revenues:		
Income	$ -	$ -
Total Revenues	$ -	$ -
Cost of Sales		
Cost of Sales	$ -	$ -
Total Cost of Sales	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses:		
Selling, General and Administrative	-	-
Total Operating Expenses	$ -	$ -
Loss from Continuing Operations Before Income Taxes	$ -	$ -
Net Loss	$ -	$ -

NEUROSOM, INC.
STATEMENT OF CASHFLOWS (AUDITED)

	For the Years Ended	
	December 31, 2023	December 31, 2022
OPERATING ACTIVITIES		
Net Loss	$ -	$ -
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Net Cash Flows provided by (used in) Operating Activities	$ -	$ -
INVESTING ACTIVITIES		
Net Cash Flows provided by (used in) Investing Activities	$ -	$ -
FINANCING ACTIVITIES		
Net Cash Flows provided by (used in) Financing Activities	$ -	$ -
Net change in cash	$ -	$ -
Cash and Equivalents at the beginning of the year	-	-
Cash and Equivalents at the end of the year	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

NEUROSOM, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholders' Deficit	
	Shares	Amount						
Balance on December 31, 2021	9,000,000	$ -	$	-	$	-	$	-
Net Loss	-	-		-		-		-
Balance on December 31, 2022	9,000,000	$ -	$	-	$	-	$	-
Net Loss	-	-		-		-		-
Balance on December 31, 2023	9,000,000	$ -	$	-	$	-	$	-